Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 26 DATED JUNE 26, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007), supplement no. 21 dated April 5, 2007 (filed with the SEC on April 11, 2007), supplement no. 22 dated May 9, 2007, supplement no. 23 dated May 15, 2007, supplement no. 24 dated June 13, 2007 and supplement no. 25 dated June 22, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the execution of an agreement to acquire a six-story office building containing 160,539 rentable square feet in Alpharetta, Georgia;

•	the execution of an agreement to acquire a two-story office building containing approximately 80,000 square feet in Sacramento, California;

•	our involvement in a May 2007 article published by a real estate newsweekly;

•	clarifications and corrections to certain statements included in the article; and

•	the risks of an investment in us because of potential liability associated with our involvement in the article.

Acquisition of the Royal Ridge Building

On June 21, 2007, we purchased, through an indirect wholly owned subsidiary, a six-story office building containing 160,539 rentable square feet (the “Royal Ridge Building”) from FSP Royal Ridge Corp., which is not affiliated with us or our advisor. The Royal Ridge Building is located on an approximate 13.2-acre parcel of land at 11680 Great Oaks Way in Alpharetta, Georgia. The purchase price of the Royal Ridge Building was $33.0 million plus closing costs. We funded the acquisition with proceeds from this offering, but we may later place mortgage debt on the property.

The Royal Ridge Building was completed in 2001 and is 96% leased by five tenants at June 2007, including Virginia Surety Company, Inc. (51%) and Hagemeyer North America (38%). Both Virginia Surety Company, Inc. and Hagemeyer North America have subleases associated with their space. Virginia Surety Company, Inc. is the principal U.S. property and casualty insurance company of The Warranty Group, the largest single-source provider of extended service plan solutions. Virginia Surety Company, Inc. is owned by an affiliate of the Onex Corporation, one of Canada’s largest companies specializing in raising private equity. Hagemeyer North America distributes electrical materials, safety products and industrial products and services throughout North America. It is a wholly owned subsidiary of Hagemeyer N.V., headquartered in the Netherlands.

The current aggregate annual base rent for the tenants of the Royal Ridge Building is approximately $2.3 million. As of June 2007, the current weighted-average remaining lease term for the current tenants of the Royal Ridge Building is approximately 5 years. The Virginia Surety Company, Inc. lease expires in November 2012, and the average annual rental rate for the Virginia Surety Company, Inc. lease over the remaining lease term is $16.51 per square foot. Virginia Surety Company, Inc. has the right, at its option, to extend the lease for two additional three-year periods. The Hagemeyer North America lease expires in October 2012, and the average annual rental rate for the Hagemeyer North America lease over the remaining lease term is $14.91 per square foot. Hagemeyer North America, Inc. has the right, at its option, to extend the lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the Royal Ridge Building. Our management believes that the Royal Ridge Building is adequately insured.

Agreement to Purchase the 9815 Goethe Building

On June 21, 2007, we, through an indirect wholly owned subsidiary, entered into an agreement to acquire a two-story office building containing approximately 80,000 usable square feet (the “9815 Goethe Building”). The seller is Evergreen/Bradville II, which is not affiliated with us or our advisor. Pursuant to the purchase and sale agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions.

The purchase price of the 9815 Goethe Building is $15.75 million plus closing costs. We intend to fund the purchase of the 9815 Goethe Building with proceeds from this offering, but we may later place mortgage debt on the property.

The 9815 Goethe Building is located on an approximate 5-acre parcel of land at 9815 Goethe Road in Sacramento, California. The 9815 Goethe Building was completed in 1992 and is 100% leased by the State of California’s Employment Development Department (“EDD”) under a long-term lease agreement.

The current aggregate annual base rent under the EDD lease, which expires in July 2014 is approximately $1.5 million. EDD has the right, at its option, to terminate its lease effective April 30, 2011 with 60-days notice.

There can be no assurance that we will complete the acquisition.

Our Involvement in a May 2007 Article Published by a Real Estate Newsweekly

On May 21, 2007, Real Estate Finance & Investment newsweekly published an interview between Institutional Investor, Inc. reporter William Sprouse and Peter M. Bren, who is our president, the president of our advisor, KBS Capital Advisors LLC, and the chairman of the board and president of KBS Realty Advisors LLC. The interview was also made available to Real Estate Finance & Investment subscribers on the Institutional Investor, Inc. website, www.iirealestate.com, on May 21, 2007. To our knowledge, the article is not otherwise available. The article was not reviewed by us prior to its publication, nor were we aware of the publication of the article prior to May 25, 2007.

The Institutional Inc. website, www.iirealestate.com, states that (i) the average readership of the newsweekly is 5,500, (ii) subscribers pay $2,195 annually to receive the newsletter and (iii) its readers include asset management firms, investment banks, hedge funds, pension funds, law firms and real estate development and management firms. Given the foregoing and the retail nature of this offering, i.e., it is directed largely to individual investors, we do not expect material investment proceeds from those who received the newsweekly. As described below, investments from readers of the article could expose us to liability under securities laws. We would vigorously contest any claim that a violation of the Securities Act occurred. Management believes there is only a remote possibility that the ultimate outcome with respect to any such claim would materially adversely affect our operating results, financial position or liquidity. Although we believe the risk of material liability is remote, such assessment depends in part on the level of investments made by readers of the article, of which we cannot be certain.

Clarifications and Corrections of Statements Included in May 2007 Article Published by a Real Estate Newsweekly

The published interview presented information in isolation and did not contain the information that is material to investment in our shares, including the risks related to an investment in us. Some of the statements in the published interview are qualitative projections or forward-looking statements. Investors should rely only on the statements made in the prospectus as supplemented in determining whether to make an investment in us.

We believe that the following information is appropriate to clarify or correct information included in the article:

1. The introduction to the article refers to us as a “private REIT.” Although our common stock is not traded on a national securities exchange, our common stock is publicly offered pursuant to a registration statement filed with the Securities and Exchange Commission (“SEC”), and we are a public company with reporting obligations under the Securities Exchange Act of 1934.

2. We caution that undue emphasis should not be placed on the following forward-looking statement in the article: “KBS Realty Advisors… expects to have $2 billion of equity raised [for the REIT] by the end of the first quarter 2008.” Mr. Bren’s estimate materially exceeds our current internal estimates; however, the rate at which we will raise capital is difficult to predict. Our offering will terminate on January 13, 2008, unless extended under rules promulgated by the SEC. Also, KBS Capital Markets Group LLC is the dealer manager for the offering. KBS Realty Advisors LLC is neither our advisor nor our dealer manager. KBS Realty Advisors LLC is an investment adviser to other KBS-affiliated programs and investors.

3. We caution that the statement in the article that “we’re doing something in the neighborhood of $120 million a month” is incorrect. We raised in excess of $100 million for the month of May 2007. Neither of these statements should be interpreted as a projection of expected future sales of our common stock.

4. We caution that undue emphasis should not be placed on the following statements in the article: “We’re averaging on the mezzanine debt side right now 11-12% current cash yield. So that allows us to buy buildings at five [percent cap rates]. We’re able to because when you meld the two together we’re above the seven percent yield.” and “If something does go wrong with the borrower down the road, we just step in immediately and take over the project.” The yields related to the assets listed above are the yields to us on an individual asset basis and a portfolio basis, before taking our general and administrative expenses into account but after consideration of the fees we will pay our advisor and dealer manager. The yield received by us on our portfolio of assets is greater than the yield received by stockholders on their investment as a result of the fees we pay to our advisor and dealer manager in connection with the offering, the selection and acquisition of our assets, the management of our assets and other services provided to us. See also Item 5 below, with respect to the payment of distributions to date. As with any forward-looking information, these statements and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read “Cautionary Note Regarding Forward-Looking Statements” and the risks of an investment in the offering included in the prospectus as supplemented.

5. With respect to Mr. Bren’s reference to “our 7% dividend” in the article, we have declared distributions based on daily record dates for each day during the period commencing July 18, 2006 through July 31, 2007. The distributions are calculated based on stockholders of record each day during these periods at a rate of $0.0019178 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share. In order that our stockholders could begin earning cash dividends, our external advisor, KBS Capital Advisors, agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by our board of directors from January 1, 2006 through the period ending July 31, 2007 exceeds the amount of our funds from operations (as defined by NAREIT) from January 1, 2006 through July 31, 2007. We are only obligated to reimburse KBS Capital Advisors for these expenses if and to the extent that our cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for the stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by KBS Capital Advisors. Through May 2007, KBS Capital Advisors had advanced $1.6 million to us for cash distributions and expenses in excess of revenues, all of which is outstanding.

In addition, KBS Capital Advisors has deferred payment of its asset management fee, without interest, for the months of July 2006 through May 2007. As of March 31, 2007, asset management fees deferred by KBS Capital Advisors totaled approximately $0.9 million. Although pursuant to the advisory agreement, KBS Capital Advisors may demand payment of deferred asset management fees at any time, KBS Capital Advisors does not intend to request payment of deferred asset management fees until our cumulative funds from operations for the period commencing January 1, 2006 plus the amount of the advance from KBS Capital Advisors through the date of payment of the deferred asset management fees exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such payment. In addition, KBS Capital Advisors intends to continue to defer payment of its asset management fee until such time as the cumulative amount of our funds from operations for the period commencing January 1, 2006, plus the amount of the advance from KBS Capital Advisors exceed the cumulative amount of distributions declared and currently payable to our stockholders.

6. We caution that undue emphasis should not be placed on the following statements in the article: “The standards have tightened up considerably but we’re very, very excited about this because it’s going to take this froth off the market and allow us to acquire buildings at a more reasonable cap rate, or at least it’s going to stabilize it here. [The market has] taken that extremely high leverage buyer out of the market.” Although these statements reflect Mr. Bren’s current views of movements in cap rates, we do not know how cap rates may change in future periods and these are not statements made by or provided by us. As with any forward-looking information, these statements and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read “Cautionary Note Regarding Forward-Looking Statements” and the risks of an investment in the offering included in the prospectus as supplemented.

7. Investors should note that statements made by Mr. Bren with respect to the 245 Fifth Avenue Building in New York and the Movielab Building – 619 West 54th Street in New York relate to investments made by other KBS-affiliated programs or investors and not investments made by us.

Risks Related to an Investment in Us

If our involvement in a May 2007 article published by Real Estate Finance & Investment was held to be in violation of the Securities Act of 1933, we could be subject to potential liability. Investors in this offering should rely only on the statements made in the prospectus as supplemented to date in determining whether to purchase our shares.

On May 21, 2007, Real Estate Finance & Investment newsweekly published an interview between Institutional Investor, Inc. reporter William Sprouse and Peter M. Bren, our president. If our involvement with the article were held by a court to be in violation of Section 5 of the Securities Act of 1933, we could be required to repurchase the shares sold to those purchasing shares from us who received the newsweekly article before receiving a written prospectus for a period of one year following the date of any violation determined by the court to have occured. The repurchase price would be the original purchase price, plus statutory interest from the date of purchase.

We intend to contest vigorously any claim that a Section 5 violation occurred; nevertheless, we cannot assure you that a court would agree with us. Because we do not know the amount of shares purchased from us, if any, from those who received the newsweekly before receiving a prospectus, we cannot know the amount of our potential liability should a court hold that a Section 5 violation occurred. Therefore, we cannot assure you that the ultimate outcome with respect to any such Section 5 claim would not materially adversely affect our operating results, financial position or liquidity.